Exhibit 99.6

GH GROUP, INC.

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021, AND DECEMBER 31, 2020,
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2021, AND 2020

GH GROUP, INC.

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets	2

Unaudited Condensed Interim Consolidated Statements of Operations	3

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’/ Members’ Equity	4

Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 – 6

Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders / Members

GH Group, Inc.

Results of Review of Interim Consolidated Financial Statements

We have reviewed the accompanying unaudited interim consolidated balance sheet of GH Group, Inc. (the “Company”), as of March 31, 2021, and the related unaudited condensed interim consolidated statements of operations, changes in shareholders’/ members’ equity, and cash flows for the three months ended March 31, 2021, and 2020, and the related notes (collectively referred to as the “unaudited condensed interim consolidated financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying unaudited condensed interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2020, combined balance sheets as of December 31, 2019, and 2018, and the related consolidated and combined statements of operations, changes in shareholders/ members’ equity, and cash flows for the years then ended (not presented herein); and in our report dated May 4, 2021, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying consolidated and combined financial statements as of December 31, 2020, 2019, and 2018, is fairly stated, in all material respects, in relation to the consolidated and combined financial statements from which it has been derived.

Basis for Review Results

These unaudited condensed interim consolidated financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Macias Gini & O’Connell LLP

Macias Gini & O’Connell LLP

Los Angeles, California

July 9, 2021

Macias Gini & O’Connell LLP
700 South Flower St., Suite 800	www.mgocpa.com
Los Angeles, CA 90017

GH GROUP, INC.

Consolidated Balance Sheets

As of March 31, 2021, and December 31, 2020

	2021	2020
	Unaudited
ASSETS
Current Assets:
Cash	$11,610,630	$4,535,251
Accounts Receivable, Net	3,609,591	5,141,021
Prepaid Expenses and Other Current Assets	3,413,299	1,018,212
Inventory	8,830,899	6,866,002
Notes Receivable	920,619	904,534
Total Current Assets	28,385,038	18,465,020
Operating Lease Right-of-Use Assets, Net	2,676,373	2,532,629
Investments	8,941,948	10,701,868
Property, Plant and Equipment, Net	28,186,600	27,192,027
Intangible Assets, Net	4,999,833	5,279,000
Goodwill	4,918,823	4,815,999
Other Assets	431,409	554,266
TOTAL ASSETS	$78,540,024	$69,540,809
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$9,600,967	$6,570,715
Income Taxes Payable	6,432,655	4,740,003
Derivative Liabilities	6,876,000	7,365,000
Current Portion of Operating Lease Liabilities	185,508	327,329
Current Portion of Notes Payable	7,866,625	601,187
Current Portion of Notes Payable - Related Parties	4,168,155	-
Total Current Liabilities	35,129,910	19,604,234
Operating Lease Liabilities, Net of Current Portion	2,529,413	2,318,852
Other Non-Current Liabilities	1,148,921	849,358
Deferred Tax Liabilities	1,362,786	1,420,583
Notes Payable, Net of Current Portion	16,512,965	15,368,892
Notes Payable, Net of Current Portion - Related Parties	3,748,158	3,703,966
TOTAL LIABILITIES	60,432,153	43,265,885
SHAREHOLDERS' EQUITY:
Preferred Shares ($0.00001 Par value, 50,000,000 shares authorized and no shares issued and outstanding as of March 31, 2021 and December 31, 2020)	-	-
Class A Common Shares ($0.00001 Par value, 500,000,000 shares authorized, 213,911,892 and 205,900,164 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively)	2,139	2,059
Class B Common Shares ($0.00001 Par value, 33,000,000 shares authorized and 32,295,270 issued and outstanding as of March 31, 2021 and December 31, 2020)	323	323
Additional Paid-In Capital	47,918,680	42,932,020
Accumulated Deficit	(29,813,271)	(16,659,478)
TOTAL SHAREHOLDERS’ EQUITY	18,107,871	26,274,924
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$78,540,024	$69,540,809

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2021, and 2020

	2021	2020
Revenues, Net	$15,240,281	$6,449,327
Cost of Goods Sold	9,798,285	4,985,843
Gross Profit	5,441,996	1,463,484
Operating Expenses:
General and Administrative	5,835,731	4,107,858
Sales and Marketing	488,535	354,425
Professional Fees	3,352,751	645,046
Depreciation and Amortization	724,454	531,405
Total Operating Expenses	10,401,471	5,638,734
Loss from Operations	(4,959,475)	(4,175,250)
Other Expense (Income):
Interest Expense	1,010,428	363,069
Interest Income	(16,086)	(98,341)
(Income) Loss on Investments	(1,388)	19,197
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(671,000)	129,699
Loss on Disposition of Subsidiary	6,090,339	-
Other Expense (Income), Net	6,024	(14,813)
Total Other Expense, Net	6,418,317	398,811
Loss from Operations Before Provision for Income Taxes	(11,377,792)	(4,574,061)
Provision for Income Taxes	1,776,001	566,593
Net Loss	$(13,153,793)	$(5,140,654)

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’/ Members’ Equity
For the Three Months Ended March 31, 2021, and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	$ Amount	Units	$ Amount	Units	$ Amount	Units	$ Amount			TOTAL EQUITY
										ATTRIBUTABLE TO		TOTAL
				Class A	Class A	Class B	Class B	Additional		SHAREHOLDERS' /		SHAREHOLDERS' /
	Members'	Preferred	Preferred	Common	Common	Common	Common	Paid-In	Accumulated	MEMBERS'	Non-Controlling	MEMBERS'
	Equity	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	of GH Group	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2019	$35,047,515	-	$-	-	$-	-	$-	$-	$-	$35,047,515	$3,554,731	$38,602,246.00
Net Loss	-	-	-	-	-	-	-	-	(5,140,654)	(5,140,654)	-	(5,140,654)
Distributions	(23,650)									(23,650)		(23,650)
Share based compensation from Options	-	-	-	-	-	-	-	556,692	-	556,692	-	556,692
Formation and Rollup	(35,023,865)	-	-	197,650,255	1,977	32,295,270	323	38,576,296	-	3,554,731	(3,554,731)	-
Issuance for Business Acquisition	-	-	-	10,318,807	103	-	-	3,095,539	-	3,095,642	-	3,095,642
Cancellation of Shares for Issuance of Convertible Debt	-	-	-	(2,068,898)	(21)	-	-	(1,749,979)	-	(1,750,000)	-	(1,750,000)
BALANCE AS OF MARCH 31, 2020	$-	-	$-	205,900,164	$2,059	32,295,270	$323	$40,478,548	$(5,140,654)	$35,340,276	$-	$35,340,276

BALANCE AS OF DECEMBER 31, 2020	$-	-	$-	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$-	$26,274,924
Net Loss	-	-	-	-	-	-	-	-	(13,153,793)	(13,153,793)	-	(13,153,793)
Share-Based Compensation from Options	-	-	-	-	-	-	-	1,381,462	-	1,381,462	-	1,381,462
Share-Based Compensation from Common Shares	-	-	-	500,000	5	-	-	224,995	-	225,000	-	225,000
Issuance for Business Acquisition	-	-	-	7,511,728	75	-	-	3,380,203	-	3,380,278	-	3,380,278
BALANCE AS OF MARCH 31, 2021	$-	-	$-	213,911,892	$2,139	32,295,270	$323	$47,918,680	$(29,813,271)	$18,107,871	$-	$18,107,871

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2021, and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(13,153,793)	$(5,140,654)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax (Recovery) Expense	(57,797)	218,770
Interest Capitalized to Notes Payable	475,806	136,037
Interest Income Capitalized to Principle Balance	(16,085)	(35,698)
Depreciation and Amortization	724,454	531,405
Net (Income) Loss on Equity Method Investments	(1,388)	19,197
Loss on Disposition of Subsidiary	6,070,902	-
Non-Cash Operating Lease Costs	186,664	261,728
Accretion of Debt Discount and Loan Origination Fees	466,423	148,089
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(671,000)	129,699
Share-Based Compensation	1,606,462	556,692
Changes in Operating Assets and Liabilities:
Accounts Receivable	1,510,363	(867,023)
Prepaid Expenses and Other Current Assets	(716,370)	(763,449)
Inventory	(1,621,608)	(375,960)
Other Assets	27,438	52,561
Accounts Payable and Accrued Liabilities	2,628,153	(249,064)
Cash Payments - Operating Lease Liabilities	(186,497)	(190,323)
Income Taxes Payable	1,483,186	258,322
Other Non-Current Liabilities	299,563	62,107
NET CASH USED IN OPERATING ACTIVITIES	(945,124)	(5,247,564)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,159,860)	(1,118,754)
Issuance of Note Receivable	-	(1,140,000)
Purchase of Investments	(350,001)	(1,000,415)
Distributions Received from Equity Method Investments	66,000	66,000
Cash Paid for Business Acquisition, Net of Cash and Cash Equivalents Acquired	(284,028)	(81,522)
NET CASH USED IN INVESTING ACTIVITIES	(1,727,889)	(3,274,691)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	10,305,806	9,641,525
Payments on Notes Payable, Third Parties and Related Parties	(557,414)	(166,588)
Distributions - Controlling and Non-Controlling Interest	-	(23,050)
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,748,392	9,451,887
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,075,379	929,632
Cash and Cash Equivalents, Beginning of Period	4,535,251	2,631,886
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,610,630	$3,561,518

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows (Continued)
 For the Three Months Ended March 31, 2021, and 2020

	2021	2020
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$174,374	$148,875
Cash Paid for Taxes	$141,146	$89,501
Non-Cash Investing and Financing Activities:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$5,709,615	$7,902,973
Proceeds Deposited Into Escrow Account	$2,029,932	$-
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$125,356	$-
Cancellation of Shares for Issuance of Convertible Debt	$-	$1,750,000
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942
Acquisition of Non-Controlling Interest Upon Roll - Up	$-	$3,554,731
Derivative Liability Incurred Upon Issuance of Convertible Debt	$182,000	$3,724,337

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

1.            NATURE OF OPERATIONS

GH Group, Inc. (“GH Group” or the “Company”), is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods primarily to third -party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

On January 31, 2020, pursuant to a Formation and Contribution Agreement (the “Agreement”), a roll-up transaction (“Roll-up”) was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc. whereby GH Group, Inc. now owns and controls the majority interest of all the entities previously combined.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2020, unless otherwise disclosed in these accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021.

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The Unaudited Condensed Interim Consolidated Financial Statements include the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest, if any, after elimination of intercompany accounts and transactions. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of March 31, 2021 and December 31, 2020, the consolidated results of operations for the three months ended March 31, 2021 and 2020, and cash flows for the three months ended March 31, 2021 and 2020 have been included.

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, and the related notes thereto, and have been prepared using the same accounting policies described therein.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2021, and December 31, 2020, and for the three months ended March 31, 2021, and 2020, include the accounts of the Company, its wholly owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)” (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical locations, which are not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of March 31, 2021, and December 31, 2020, and for the three months ended March 31, 2021, and 2020, the Company has not experienced any losses with regards to its cash balances.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK (Continued)

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were two customers for the three months ended March 31, 2021, and 2020, that comprised 30% and 26%, respectively, of the Company’s revenues. As of March 31, 2021, one of these customers had a balance due to the Company of $2,675,499. As of December 31, 2020, there were two customers that comprised 37% of the Company’s revenues, these customers had balances due the Company $4,053,718.

4.            INVENTORY

As of March 31, 2021, and December 31, 2020, inventory consists of the following:

	2021	2020
Raw Materials	$4,047,133	$4,109,434
Work-in-Process	3,141,151	1,793,094
Finished Goods	1,642,615	963,474
Total Inventory	$8,830,899	$6,866,002

5.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling influence through voting equity or through company representation on the entities board of directors. Accordingly, the Company was deemed to have significant influence resulting in equity method accounting.

As of March 31, 2021, activity related to investments consist of the following:

		NRO
	LOB Group,	Management,	SoCal Hemp		5042 Venice,	Lompoc TIC,
	Inc.	LLC	JV, LLC	ICANN, LLC	LLC	LLC	TOTAL
Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$2,222,695	$228,961	$10,701,868
Additions	-	-	273,752	-	-	76,249	350,001
Distributions	-	-	-	-	(66,000)	-	(66,000)
Reclass of Investment for Acquisition	-	-	-	(2,045,309)	-	-	(2,045,309)
Income (Loss) on Equity Method Investments	8,020	640	(61,584)	-	60,204	(5,892)	1,388
Fair Value as of March 31, 2021	$2,817,432	$2,337,353	$1,270,946	$-	$2,216,899	$299,318	$8,941,948

During the three months ended March 31, 2021, the Company recorded net gains from equity method investments of $1,388. During the three months ended March 31, 2020, the Company recorded net losses from equity method investments of $19,197. These investments are recorded at the amount of the Company’s investment and as adjusted for the Company’s share of the investee’s income or loss, and dividends paid.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

6.            PROPERTY, PLANT AND EQUIPMENT

As of March 31, 2021, and December 31, 2020, property, plant and equipment consist of the following:

	2021	2020
Land	$9,069,379	$8,966,874
Buildings	11,220,540	11,211,573
Furniture and Fixtures	264,576	44,519
Leasehold Improvements	8,022,160	7,475,295
Equipment and Software	4,750,835	4,502,869
Construction in Progress	622,786	315,306
Total Property, Plant and Equipment	33,950,276	32,516,436
Less Accumulated Depreciation	(5,763,676)	(5,324,409)
Property, Plant and Equipment, Net	$28,186,600	$27,192,027

Depreciation expense for the three months ended March 31, 2021, and 2020, was $672,787 and $513,372, respectively.

7.            DISPOSITION OF SUBSIDARY

On March 3, 2021, the Company entered into an agreement to assign all of its membership interests in Field Investment Co., LLC, a subsidiary and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated party. On the same day, the Company immediately divested itself of the subsidiary and recognized a loss on disposition of a subsidiary in the amount of $6,070,902.

The subsidiary disposed of does not qualify as a discontinued operation in accordance with ASC 205, "Discontinued Operations”.

The net assets of the subsidiary that was disposed of consists of the following:

ASSETS :
Accounts Receivable, Net	$21,067
Prepaid Expenses and Other Current Assets	411,219
Operating Lease Right-of-Use Assets, Net	976,417
Property, Plant and Equipment, Net	310,501
Intangible Assets, Net	3,727,500
Goodwill	2,095,918
Other Assets	95,419
TOTAL ASSETS	$7,638,041
LIABILITIES :
Accounts Payable and Accrued Liabilities	$473,500
Operating Lease Liabilities	1,051,588
Notes Payable	42,051
TOTAL LIABILITIES	$1,567,139
NET ASSETS DISPOSED	$6,070,902

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

8.            BUSINESS ACQUISITIONS

On January 1, 2021, the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN, the following occurred: (i) the Company elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four holders of iCANN equity interests: (iii) the Company issued 7,511,728 Class A Common shares to holders of iCANN equity interests; and (iv) $42,956 in cash to the remaining holders of iCANN equity interests. In addition, the Company granted 500,000 Class A Common Shares to various consultants as a finder’s fee. The Company recorded $225,000 in share-based compensation associated with the grant.

The purchase price allocations for the business acquisition, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. All the acquisitions noted below were accounted for in accordance with ASC 805, “Business Combinations”.

Preliminary allocation of purchase price of business acquisitions completed during the three months ended March 31, 2021, are as follows:

2021
Total Consideration
Cash	$442,956
Equity Investment Converted	2,045,309
Fair Value of Equity Issued	3,380,278
Total Consideration	$5,868,543
Net Assets Acquired (Liabilities Assumed)
Current Assets	$562,221
Operating Right-of-Use Asset	1,160,730
Property, Plant and Equipment	692,645
Deferred Tax Assets, Net	(209,466)
Current Liabilities Assumed	(922,745)
Long-Term Liabilities Assumed	(1,113,584)
Intangible Assets:
Intellectual Property	600,000
Dispensary License	2,900,000
Total Intangible Assets	3,500,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	3,669,801
Goodwill (1)	2,198,742
Total Net Assets Acquired	$5,868,543
Pro Forma Revenues (2)	n/a

(1)         Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the GH Group dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)	As the acquisition was completed on January 1, 2020, no pro forma information is required.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

9.            INTANGIBLE ASSETS

As of March 31, 2021, and December 31, 2020, intangible assets consist of the following:

	2021	2020
Definite Lived Intangible Assets
Intellectual Property	$790,000	$940,000
Total Definite Lived Intangible Assets	790,000	940,000
Less Accumulated Amortization	(90,167)	(201,000)
Definite Lived Intangible Assets, Net	699,833	739,000
Indefinite Lived Intangible Assets
Cannabis Licenses	4,300,000	4,540,000
Total Indefinite Lived Intangible Assets	4,300,000	4,540,000
Total Intangible Assets, Net	$4,999,833	$5,279,000

For the three months ended March 31, 2021, and 2020, the Company recorded amortization expense related to intangible assets of $51,667 and $36,833, respectively.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2021 (remaining)	$118,500
2022	158,000
2023	158,000
2024	145,333
2025	120,000
Total Future Amortization Expense	$699,833

10.         GOODWILL

As of March 31, 2021, and December 31, 2020, goodwill was $4,918,823 and $4,815,999, respectively. See “Note 7 – Disposition of Subsidiary” and “Note 8 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

11.          ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of March 31, 2021, and December 31, 2020, accounts payable and accrued liabilities consist of the following:

	2021	2020
Accounts Payable	$5,275,735	$2,583,910
Accrued Liabilities	1,766,130	1,082,980
Accrued Payroll and Related Liabilities	1,355,335	1,724,921
Sales Tax and Cannabis Taxes	1,203,767	1,178,904
Total Accounts Payable and Accrued Liabilities	$9,600,967	$6,570,715

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of March 31, 2021, and December 31, 2020, was approximately $1,503,000 and $1,007,000, respectively. Currently, unused points do not expire in most cases.

12.         DERIVATIVE LIBILITIES

During the three months ended March 31, 2021, and the year ended December 31, 2020, the Company issued convertible debt to third parties and related parties, see Note 14 and Note 15, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815, the Company determined that the conversion features are to be accounted as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following level 3 inputs:

	2021	2020
Weighted-Average Risk Free Annual Rate	0.19%	0.82%
Weighted-Average Average Probability at Maturity	10.00%	0.31%
Weighted-Average Average Probability Before Maturity	75.00%	59.00%
Weighted-Average Average Probability at Change of Control	15.00%	33.00%
Weighted-Average Expected Annual Dividend Yield	0.0%	9.0%
Weighted-Average Expected Stock Price Volatility	78.2%	70.9%
Weighted-Average Expected Life in Years	0.43	2.28

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities as of March 31, 2021, and December 31, 2020, is as follows:

	2021	2020
Balance at Beginning of Period	$7,365,000	$-
Derivative Liability Incurred Upon Issuance of Convertible Debt	182,000	7,113,337
Change in Fair Value	(671,000)	251,663
Balance at End of Period	$6,876,000	$7,365,000

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

13.         LEASES

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the Unaudited Condensed Interim Consolidated Balance Sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. The Company classifies a lease as an operating lease when it does not meet any criteria of a finance lease as set forth by ASC 842.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

13.          LEASES (Continued)

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms at its properties that have either been extended or are reasonably certain to be extended. The terms used to calculate the lease liabilities and ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise.

The Company leases land, buildings, equipment and other capital assets which it plans to use for corporate purposes and the production and sale of cannabis products. Leases with an initial term of 12 months or less are not recorded on the Unaudited Condensed Interim Consolidated Balance Sheets and are expensed in the Unaudited Condensed Interim Consolidated Statements of Operations on the straight-line basis over the lease term.

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three months ended March 31, 2021, and 2020:

	2021	2020
Operating Lease Cost	$186,664	$257,902
Short-Term Lease Costs	122,753	64,488
Total Lease Expenses	$309,417	$322,390
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$186,497	$190,323
Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942

The weighted-average remaining lease term and discount rate related to the Company’s operating lease liabilities as of March 31, 2021, were 7 years and 17.00%, respectively. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Future minimum operating lease payments under non-cancelable operating leases as of March 31, 2021, is as follows:

December 31:	Third Parties	Related Parties	Total
2021 (remaining)	$180,000	$292,306	$472,306
2022	240,000	393,127	633,127
2023	240,000	396,783	636,783
2024	240,000	393,596	633,596
2025	240,000	320,004	560,004
Thereafter	1,220,000	1,200,015	2,420,015
Total Future Minimum Lease Payments	2,360,000	2,995,831	5,355,831
Less Imputed Interest	(1,210,490)	(1,430,420)	(2,640,910)
Total Amount Representing Present Value	1,149,510	1,565,411	2,714,921
Less Current Portion of Operating Lease Liabilities	(48,964)	(136,544)	(185,508)
Operating Lease Liabilities, Net of Current Portion	$1,100,546	$1,428,867	$2,529,413

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

13.          LEASES (Continued)

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $2,700 to $27,000 and expire through September 2028. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

14.          NOTES PAYABLE

As of March 31, 2021, and December 31, 2020, notes payable consist of the following:

	2021		2020
Note payable maturing in June 2021, bearing interest at 7.00 percent per annum.	$173,216	(i)	343,435
Note payable maturing in December 2020, bearing interest at 8.00 percent per annum.	-	(ii)	212,821
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	21,547,131	(iii)	20,790,514
Funds raised for Series A Preferred Stock financing. Recorded as debt bearing interest at 15.00 percent per annum prior to close of financing.	7,675,393	(iv)	-
Other - Vehicle Loans	125,947		44,931
Total Notes Payable	29,521,687		21,391,701
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(5,142,097)		(5,421,622)
Net Amount	$24,379,590		$15,970,079
Less Current Portion of Notes Payable	(7,866,625)		(601,187)
Notes Payable, Net of Current Portion	$16,512,965		$15,368,892

(i)	During the year ended December 31, 2017, the Company issued debt to an unrelated third party for working capital needs in the amount of $2,000,000. The debt matures in June 2021 and bears interest at 7.00 percent per year. The balance As of March 31, 2021, and December 31, 2020, was $173,216 and $343,435, respectively.

(ii)	During the year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $377,658. The debt matured in December 2020 and bears interest at 7.00 percent per year. The balance As of March 31, 2021, and December 31, 2020, was nil and $212,821, respectively.

(iii)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4.00 percent per year paid quarterly and generally accrue interest at a rate of 4.30 percent per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of March 31, 2021, and December 31, 2020, the balance due under these Senior Convertible Notes was $21,547,131 and $20,790,514, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

14.	NOTES PAYABLE (Continued)

(iv)	In March 2021, the Company began to raise Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.0 percent cumulative dividend in year 1. During March 2021, the Company raised $7,625,000 from unrelated third parties. Until the financing round closes, the amount raised as of March 31, 2021, was recorded as short-term debt. The balance as of March 31, 2021, was $7,675,393. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

Scheduled maturities of notes payable are as follows:

Principal
December 31:	Payments
2021 (remaining)	$7,866,625
2022	18,832
2023	21,562,506
2024	21,196
2025	22,486
Thereafter	30,042
Total Future Minimum Principal Payments	$29,521,687

15.         NOTES PAYABLE – RELATED PARTIES

As of March 31, 2021, and December 31, 2020, notes payable from related parties consist of the following:

	2021		2020
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	$2,088,331	(i)	$2,049,037
Convertible note payable maturing in March 2023, bearing interest at 6.00 percent per annum.	2,158,195	(ii)	2,189,264
Note payable maturing in February 2022, bearing interest at 15.00 percent per annum.	2,029,932	(iii)	-
Fund raised for Series A Preferred Stock financing. Recorded as debt bearing interest at 15.00 percent per annum prior to close of financing.	2,138,223	(iv)	-
Total Notes Payable - Related Parties	8,414,681		4,238,301
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(498,368)		(534,335)
Net Amount	$7,916,313		$3,703,966
Less Current Portion of Notes Payable - Related Parties	(4,168,155)		-
Notes Payable, Net of Current Portion - Related Parties	$3,748,158		$3,703,966

(i)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of March 31, 2021 and December 31, 2020, the balance due under these Senior Convertible Notes from related parties was $2,088,331 and $2,049,037, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

15.	NOTES PAYABLE – RELATED PARTIES (Continued)

(ii)	During the year ended December 31, 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective March 1, 2020, KBIC assigned its balance of Magu Farm Convertible Notes (“Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the Company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of the Company’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded a loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying Unaudited Condensed Interim Consolidated Statement of Operations. As of March 31, 2021 and December 31, 2020, the balance due to KBCM is $2,158,195 and $2,189,264, respectively. On June 29, 2021, all principal and accrued interest was converted to Class A Common Shares. See “Note 23 – Subsequent Events” for further information.

(iii)	In February 2021, the Company was issued $2,000,000 in promissory note from Beach Front Properties, LLC. The debt matures in February 2023 and bears interest at 15.00 percent per year. As of March 31, 2021 and December 31, 2020, the balance was $2,029,932 and nil, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

(iv)	In March 2021, the Company began to raise Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.00 percent cumulative dividend in year 1. During March 2021, the Company raised $2,125,000 from related parties. Until the financing round closes, the amount raised through March 31, 2021, was recorded as short-term debt. As of March 31, 2021, and December 31, 2020, the note payable balance was $2,138,223 and nil, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

Scheduled maturities of notes payable – related parties are as follows:

Principal
December 31:	Payments
2021 (remaining)	$2,138,223
2022	2,029,932
2023	4,246,526
Total Future Minimum Principal Payments	$8,414,681

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

16.         SHAREHOLDERS’ AND MEMBERS’ EQUITY

Authorized

As of March 31, 2021, the authorized share capital of the Company is comprised of the following:

Class A Common Shares

The authorized total number of Class A Common Shares is 500,000,000. Holders of Class A Common Shares are entitled to notice of and to attend any meeting of the shareholders of the Company and are entitled to one vote in respect of each Class A Common Share held. Class A Shares have no dividend preference, senior or subordinated, to other class of shares. Upon a liquidation event, Class A Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

On January 31, 2020, pursuant to the “Agreement”, a Roll-up was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc. whereby GH Group, Inc. now owns and controls the interest of all the entities previously combined. As a result of the Roll-Up, the Company issued to the investors of the combined entities 197,650,255 Class A Common Shares.

On February 11, 2020, the Company issued 10,318,807 Class A Common Shares valued at $3,095,642 related to an acquisition.

In February 2020, the Company repurchased 2,068,898 Class A Common Shares from an investor and issued as part of the Convertible Debt raise in February 2020, $1,750,000 convertible notes. The Shares repurchased were simultaneously cancelled.

On January 1, 2021, the Company issued 7,511,728 Class A Common Shares valued at $3,380,278 related to an acquisition, see “Note 8 – Business Acquisitions”. In addition, the Company issued an additional 500,000 Class A Common shares to brokers and consultants for the acquisition. These shares issued to brokers and consultants for the acquisition were recorded as share based compensation in the amount of $225,000.

Class B Common Shares

The authorized total number of Class B Common Shares is 33,000,000. Holders of Class B Common Shares are entitled to notice of and to attend any meeting of the shareholders of the Company and are entitled to fifty votes for of each Class B Common Share held. Class B Shares have no dividend preference, senior or subordinated, to other class of shares. Class B Common Shares are convertible at either the option of the holder or automatically upon certain events as defined in the articles of incorporation to shares of Class A Common Shares on a one-to-one basis. Upon a liquidation event, Class B Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

In January 2020, as part of the roll up and re-organization, the Company issued 32,295,270 class B Common Shares to related parties.

Preferred Shares

The authorized total number of Preferred Shares is 50,000,000. Holders of Preferred Shares are entitled to notice of and to attend any meeting of the shareholders of the Company and are not entitled to votes. Preferred Shares have no dividend preference, senior or subordinated, to other class of shares and are not convertible into other classes of shares. Upon a liquidation event, Preferred shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

17.          SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Company’s Class A Common stock, to any employee, officer, consultants or director. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, stock appreciation rights, restricted stock and or other awards (together, “Awards”). Share-based compensation expenses are recorded as a component of general and administrative to the extent that the Company has not appointed a Compensation Committee. All rights and obligations under the Incentive Plan shall be those of the full Board of Directors. The maximum number of Awards that may be issued under the Incentive Plan shall be 63,753,020. If an Award expires, becomes unexercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under this Incentive Plan (unless this Plan has terminated). Shares that have been issued under this plan shall not be returned to this Incentive Plan. However, the following shares shall again become available for future grant under this Incentive Plan: (i) any shares that are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or redemption; and (ii) any shares that are retained by the Company upon the exercise of or purchase of shares under an Award in order to satisfy the exercise price or purchase price for the Award or to satisfy any withholding taxes due with respect to such exercise or purchase. Vesting of Awards will be determined by the Compensation Committee or Board of Directors in absence of one. The exercise price for Awards (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of	Average
	Stock Options	Exercise Price
Balance as of December 31, 2020	48,403,624	$0.22
Granted	14,974,612	$0.30
Forfeited	(120,000)	$0.30
Balance as of March 31, 2021	63,258,236	$0.24

The following table summarizes the stock options that remain outstanding as of March 31, 2021:

	Exercise		Stock Options	Stock Options
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Class A Common Shares	$0.22	September 2029	43,706,838	24,748,993
Class A Common Shares	$0.30	April 2030	4,696,786	-
Class A Common Shares	$0.30	January 2031	14,854,612	660,006
			63,258,236	25,408,999

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

17.         SHARE-BASED COMPENSATION (Continued)

Stock Options (Continued)

For the three months ended March 31, 2021, and year ended December 31, 2020, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2021	2020
Weighted-Average Risk-Free Annual Interest Rate	0.29%	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%	0.0%
Weighted-Average Expected Stock Price Volatility	84.6%	85.3%
Weighted-Average Expected Life in Years	4.00	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the three months ended March 31, 2021, and year ended December 31, 2020, the weighted-average fair value of stock options granted was $0.31 and $0.18, respectively, per option. As of March 31, 2021, and December 31, 2020, stock options outstanding have a weighted-average remaining contractual life of 8.8.

For the three months ended March 31, 2021, and 2020, the Company recognized $1,381,462 and $556,692, respectively, in share-based compensation expense related to these stock options.

As of March 31, 2021, and December 31, 2020, there were approximately $6,705,000 and $3,553,000 in unrecognized share-based compensation cost, respectively.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

		Weighted-
	Number of	Average
	Warrants	Exercise Price
Balance as of December 31, 2020	1,968,300	$0.16
Balance as of March 31, 2021	1,968,300	$0.16

The following table summarizes the warrants that remain outstanding as of March 31, 2021:

	Exercise		Warrants	Warrants
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Class A Common Shares	$0.16	July 2023	1,968,300	1,968,300
			1,968,300	1,968,300

There were no warrants issued during the three months ended March 31, 2021. As of March 31, 2021, and December 31, 2020, warrants outstanding have a weighted-average remaining contractual life of 2.3 and 2.6 years, respectively. On June 29, 2021, all warrants were converted to Class A Common Shares. See “Note 23 – Subsequent Events” for further information.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

18.         PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three months ended March 31, 2021, and 2020:

	2021	2020
Current:
Federal	$1,399,386	$292,096
State	434,412	55,727
Total Current	1,833,798	347,823
Deferred:
Federal	(44,805)	150,846
State	(12,992)	67,924
Total Deferred	(57,797)	218,770
Total Provision for Income Taxes	$1,776,001	$566,593

We have used a discrete effective tax rate method to calculate taxes for the three months ended March 31, 2021, and 2020. We determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the three months ended March 31, 2021, and 2020.

As of March 31, 2021, and December 31, 2020, the components of deferred tax assets and liabilities were as follows:

	2021	2020
Deferred Tax Assets:
State taxes	$-	$6,130
Allowance for doubtful accounts	55,967	13,992
Deferred rent	25,822	25,995
Non-qualified stock options	572,999	572,999
Operating losses	8,768,704	5,937,406
Total Deferred Tax Assets	9,423,492	6,556,522
Valuation Allowance	(9,341,703)	(6,510,405)
Net Deferred Tax Assets	$81,789	$46,117
Deferred Tax Liabilities:
Property, Plant & Equipment	$1,251,599	$1,273,724
Basis in subsidiary entity	192,976	192,976
Total Deferred Tax Liabilities	1,444,575	1,466,700
Net Deferred Tax Liabilities	$1,362,786	$1,420,583

The reconciliation between the effective tax rate on income and the statutory tax rate for the three months ended March 31, 2021, and 2020, is as follows:

	2021	2020
Income tax benefit at federal rate	$(1,057,383)	$(741,390)
State taxes and fees	434,412	56,526
IRS Section 280E disallowance	404,860	154,759
Uncertain tax position	120,851	62,107
Change in valuation allowance	2,008,086	1,183,516
Interest on convertible debt	56,891	23,000
Other permanent differences	(191,716)	(171,925)
Reported Income Tax Expense	$1,776,001	$566,593

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

18.         PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the three months ended March 31, 2021, and year ended December 31, 2020, is as follows:

	2021	2020
Balance at Beginning of Period	$849,358	$543,243
IRS Section 280E Positions Acquired	178,712	-
IRS Section 280E Positions	120,851	306,115
Balance at End of Period	$1,148,921	$849,358

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of March 31, 2021, and December 31, 2020, potential benefits of $1,148,921 and $849,358, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of March 31, 2021, and December 31, 2020, the federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

19.          COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of March 31, 2021, and December 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company (“GH Brands”) entered into the License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne professionally known as Bella Thorne for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of License and Service Agreement is 3 years, with the right to renew upon 60-days prior notice for additional 2-year term. Royalty fees for Bella boxes are 10% for the 1st year and 12% for 2-5 years. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for 3-5 years. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $ 200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). For a renewal term, the minimum guarantee fee is $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the three months ended March 31, 2021, and 2020, the Company recognized expenses related to these royalties in the amount of $93,750, and $62,500, respectively. As of March 31, 2021, and December 31, 2020, the Company has $93,750 and no amounts, respectively, due under this royalty agreement.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2021, and December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the unaudited condensed interim consolidated financial statements relating to claims and litigations. As of March 31, 2021, and December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

20.          RELATED PARTY TRANSACTIONS

Incubation Services

Effective January 1, 2019, Glass House and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement, pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for Glass House (and incur certain fees and expenses on behalf of Glass House as part of and as performance for such services) in consideration of Glass House’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of Glass House, a warrant to purchase a fixed number of Class A Shares at an agreed upon strike price and no later than three years following the grant date.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

20.          RELATED PARTY TRANSACTIONS (Continued)

Issuance of Class B Common Shares for Management Services

In January 2020, as part of the roll up and re-organization, the Company: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders, 9,047,226 shares of Class B common shares of Glass House (“Class B Shares”), in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund; and (b) issued to Magu Capital, an affiliate of certain significant shareholders, 23,248,044 Class B Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund.

Asset Management Fees – Related Party

The Company has an agreement with certain related parties to provide asset management services when necessary. Fees are paid quarterly. For the three months ended March 31, 2021, and 2020, the Company did not incur such asset management fees.

21.          SEGMENTED INFORMATION

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

22.          REVENUES, NET

Revenues are disaggregated as follows for the three months ended March 31, 2021, and 2020:

	2021	2020
Retail	$4,982,885	$3,342,315
Wholesale	10,257,396	3,107,012
Revenues, Net	$15,240,281	$6,449,327

23.          SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 9, 2021, which is the date these Unaudited Condensed Interim Consolidated Financial Statements were issued and has concluded that the following subsequent events have occurred that would require recognition in the Unaudited Condensed Interim Consolidated Financial Statements or disclosure in the notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Acquisition Agreement – Mercer Park Brand Acquisition Co.

On December 29, 2020, the Company and Mercer Park Brand Acquisition Corporation (“Mercer Park”), an Ontario special purpose acquisition corporation traded on the NEO exchange in Canada, entered into a letter of intent (“LOI”) whereby Mercer Park would acquire all of the equity interests by merger of the Company for $325,000,000 in Mercer Park shares at $10.00 per share. At the close of the proposed merger: (i) Mercer Park is required to possess $185,000,000 in cash net of all closing and other expenses; (ii) the founders of the Company would possess the majority of voting rights; (iii) Mercer Park would designate one board director, Glass House would designate four directors and an additional two will be neutral and chosen by mutual agreement. Further, of the 10,889,750 founders shares of Mercer Park, 25% will be earned only if the share price exceeds certain thresholds and for any earned Glass House Group shareholders will receive 1.5 times such number of shares; an additional 25% will be earned based on outcomes of capital raising activities, if required, or if the share price exceeds certain further thresholds. On April 8, 2021, a series of definitive agreements were entered into containing the terms outlined above. Subsequently, on June 29, 2021, the transaction was complete.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

23.          SUBSEQUENT EVENTS (Continued)

Proposed Transaction

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire entities which are in the process of applying for up to 17 local retail cannabis licenses in California. A subsidiary of GH Group will have the right to acquire membership interests of Element 7 entities, by way of merger, in exchange for shares of Mercer Park, with shares issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount up to $24 million.

Series A Preferred Stock

On June 29, 2021, the Company completed a Preferred Stock offering exchanging both principal and interest accrued to participating investors and issued both Company Preferred Stock and warrants. The completion of the Preferred Stock offering triggered the conversion of all of the Company’s outstanding Convertible Promissory Notes. The completion of this transaction eliminated over $35,500,000 of debt described above. The warrants issued, upon the closing of the Mercer Park transaction, would be exchanged at a rate that provide for one Mercer Park warrant for each $10 of Preferred Stock issued and having an exercise price of $10.